Prologis, Inc. and Prologis, L.P. Pier 1, Bay 1 San Francisco, California 94111

April 6, 2015

VIA EDGAR

Jennifer Monick

Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prologis, Inc. and Prologis, L.P.

Form 10-K for the year ended December 31, 2014

Filed February 25, 2015

File No. 1-13545 and No. 1-14245

Dear Ms. Monick:

We are writing in response to your letter dated March 31, 2015, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K of Prologis, Inc. and Prologis, L.P. (together, the “Company”) for the year ended December 31, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2015 (“Form 10-K”). We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comments in italicized text and added our response below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Same Store Analysis, page 26

1.	In future annual filings, please reconcile same store portfolio – rental income, rental expenses and NOI on a full year basis. Additionally, please confirm for us and revise your disclosure in future periodic filings to reflect, if true, that the reconciling item for unconsolidated co-investment ventures represents your share of the unconsolidated co-investment. To the extent that the reconciling item for unconsolidated co-investment ventures represents total rental income, rental expenses and NOI for the unconsolidated co-investment ventures, please tell us how you determined that presentation is appropriate.

We evaluate our operating properties in our same store pool on a quarterly basis and adjust the pool of properties to reflect dispositions for the quarter. We aggregate the net operating income

(“NOI”) for the same store pool for each of the four quarters to calculate a cumulative annual same store NOI. In our future annual filings, we will reconcile our same store rental income, rental expenses and NOI to amounts presented in our Consolidated Statements of Operations on an annual basis.

In our response dated June 26, 2008 (the “2008 Response”) to the Staff’s question regarding our Form 10-K for the year ended December 31, 2007, we had previously discussed with the Staff the appropriateness of our presentation of same store NOI with respect to our unconsolidated co-investment ventures. (Note that, ProLogis was the accounting acquirer in the 2011 merger between AMB Property Corporation and ProLogis. The 2008 Response was issued by ProLogis, the accounting predecessor of the combined companies.) The relevant sections from our 2008 Response are set forth below:

“On June 16, 2008, Mr. Bill Sullivan and Mr. Jeff Finnin, the company’s Chief Financial Officer and Chief Accounting Officer, respectively, spoke with Daniel Gordon and Jonathan Wiggins about the proposed disclosure of same store information in future filings. As we discussed, we include the results of our unconsolidated investees in our same store analysis due to our business model. We develop properties and then contribute such properties to unconsolidated investees but we continue to manage these properties after contribution and, as such, they are included in our same store analysis. We believe this presentation is more meaningful to investors because it more accurately represents our total portfolio of properties in which we invest and manage and it presents a more comprehensive and accurate reflection of the global rental markets in which we operate.”

As further discussed in the 2008 Response

“…we have separated the amounts included in the same store analysis and reflected them under the separate headings of “Consolidated” and “Unconsolidated Investees”, we added Footnote (3) to the table to clearly disclose that the total amounts include the results of the properties owned by our unconsolidated investees and managed by us and we added the detail reconciliation to net operating income. As we agreed, we did not add a further reconciliation to operating income since we have reconciled to rental income, rental expenses and net operating income as disclosed in or computed from our consolidated statements of earnings, which are the most comparable measures included in our financial statements.

A property that meets the definition to be included in the same store portfolio on an aggregate basis, would not always meet that definition if the same store portfolio was calculated on a stand alone basis for us or the unconsolidated investees. For example, if ProLogis contributed a property to an unconsolidated investee on January 1, 2008, the rental income and expenses of that property would be included in our consolidated rental income and expenses for the three months ended March 31, 2007 and in the rental income and expenses of the unconsolidated investee for the three months ended March 31, 2008. On a combined basis it would be appropriate to include the results in a same store analysis, but on a ProLogis consolidated basis it would not be appropriate and would misrepresent the same store analysis, as the pools of properties are not consistent. We have further disclosed this in Footnote (1) to the table.”

Since 2008, we have continued to disclose a reconciliation for same store NOI in a similar format as discussed in our 2008 Response. The explanation we provided to the Staff in our 2008 Response continues to be applicable to our business today. During the three year period ended December 31, 2014, we contributed 405 properties with more than 100 million aggregated square feet valued at $8.7 billion. We continue to monitor this disclosure to determine if additional information is necessary. To that end, we recently added additional disclosure by providing cumulative annual same store NOI in the Form 10-K, as discussed above. As stated above, in our future annual filings, we will reconcile our same store rental income, rental expenses and NOI to amounts presented in our Consolidated Statements of Operations on an annual basis.

Funds from Operations (“FFO”), page 37

2.	In the table on page 40, please tell us how the line items “Gains on dispositions of non-development properties and revaluation of equity investments upon acquisition of a controlling interest, net” and “Net gains on dispositions of development properties and land, net” are derived. For all periods presented, tell us how these line items reconcile to the line items “Gains on dispositions of investments in real estate and revaluation of equity investments upon acquisition of a controlling interest, net” and “Net gains on dispositions, including related impairment charges and taxes” from your consolidated statements of operations.

In our FFO measure, we include “Gains (losses) from the contribution or sale of land and properties we develop.” In our Core FFO measure, we exclude all gains. Prior to 2014, these gains could be reflected in continuing operations or discontinued operations. See below for a derivation of the line items “Gains on dispositions of non-development properties and revaluation of equity investments upon acquisition of a controlling interest, net” and “Net gains on dispositions of development properties and land, net” and a reconciliation to the amounts provided in our Statements of Operations.

	For the Year Ended December 31,
	2014	2013	2012
Net gains per our Statements of Operations - by line item
Continuing Operations
Gains on dispositions of investments in real estate and revaluation of equity investments upon acquisition of a controlling interest, net	$725,790	$597,656	$305,607
Discontinued Operations
Net gains on dispositions, including related impairment changes and taxes	—	116,550	35,098
Add back Impairment charges and taxes included in Discontinued Operations	—	1,187	30,828

Total gains included in our Statements of Operations	$725,790	$715,393	$371,533

Gains by type
Net gains on dispositions of development properties and land, net (included in NAREIT and Prologis defined FFO, excluded from Core FFO)	$172,492	$428,738	$121,303
Gains on dispositions of non-development properties (excluded from FFO measures)	351,979	251,868	(36,105)
Gain on revaluation of equity investments upon acquisition of a controlling interest (excluded from FFO measures)	201,319	34,787	286,335

Total gains	$725,790	$715,393	$371,533

In our reconciliation from Net earnings (loss) to NAREIT defined FFO, we subtract gains not included in FFO.

Gains on Dispositions of non-Development properties and revaluation of equity investments
Gains on dispositions of non-development properties (excluded from FFO measures)	$351,979	$251,868	$(36,105)
Gain on revaluation of equity investments upon acquisition of a controlling interest (excluded from FFO measures)	201,319	34,787	286,335
Adjustment for accumulated depreciation on development properties in discontinued operations	—	(15,340)	(43,197)

Total of adjustment “gains on dispositions of non-development properties and revaluation of equity investments upon acquisition of a controlling interest, net”	$553,298	$271,315	$207,033

In our reconciliation from FFO, as defined by Prologis, to Core FFO we subtract all gains and related items included in NAREIT and Prologis defined FFO.

Net gains on dispositions of development properties and land, net
Net gains of dispositions of development properties and land, net (included in NAREIT and Prologis defined FFO, excluded from Core FFO)	$172,492	$428,738	$121,303
Current tax expense recognized related to gains on dispositions of development properties and land (included in NAREIT and Prologis defined FFO, excluded from Core FFO)	(15,499)	(88,947)	—
Acquisition costs (included in NAREIT and Prologis defined FFO, excluded from Core FFO)	(4,195)	(2,976)	—

Total of adjustment “Net gains on dispositions of development properties and land, net”	$152,798	$336,815	$121,303

3.	In the table on page 40, please tell us the nature of the line item “Reconciling items related to noncontrolling interests.” Further, please tell us how this adjustment is consistent with NAREIT defined FFO.

In our calculation of NAREIT defined FFO, we make certain adjustments as outlined in the definition of FFO provided in our Form 10-K. For consolidated entities, these adjustments are made at 100% of the item included in our consolidated financial statements. In the line item “reconciling items related to noncontrolling interests” in the table on page 40 (the “FFO Reconciliation”), we remove the third-party share of the adjustments we made on a consolidated basis related to our consolidated co-investment ventures. For similar reasons we include a line item “our share of reconciling items included in earnings from unconsolidated entities” in the

FFO Reconciliation, which includes our share of the adjustments within the unconsolidated co-investment ventures. These adjustments primarily relate to depreciation expense and gains from disposition of properties in conformance with the NAREIT definition and result in a calculation of FFO that only includes our share of the FFO of these entities.

Financial Statements

Notes to Consolidated Financial Statements

17. Earnings/Loss per Common Share/Unit, page 86

4.	We note your disclosure on page 81 and 82 that RSUs and LTIP Units are considered participating securities. Please tell us how you considered these participating securities in your earnings per share calculation. Please refer to ASC 260-10-45-61A.

We calculated earnings per share including participating securities in accordance with ASC 260-10-45-61A. The impact to earnings per share was less than $0.01 per share for both calculations and not considered significant to disclose. We will continue to calculate the impact each quarter and disclose the impact if it is significant.

* * * * *

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 733-9405 if you have any questions or require additional information.

Sincerely,

/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer